SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc (Translation of registrant’s name into English)	Rio Tinto Limited ABN 96 004 458 404 (Translation of registrant’s name into English)

6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12
EX-99.13
EX-99.14

EXHIBITS

99.01	2 October 2007	Cash offer for Alcan:
European competition clearance received

99.02	3 October 2007	Cash offer for Alcan:
Australian Competition & Consumer Commission clearance received

99.03	4 October 2007	Cash offer for Alcan:
French Government approval received

99.04	5 October 2007	Cash offer for Alcan:
Exon-Florio clearance received
99.05	9 October 2007	Cash offer for Alcan:
Australian Foreign Investment Review Board approval received

99.06	10 October 2007	Cash offer for Alcan:
Rio Tinto and Alcan name proposed Aluminium business executive management team

99.07	17 October 2007	Quarterly operations review:
Third quarter 2007 operations review

99.08	18 October 2007	Cash offer for Alcan:
Investment Canada Act approval received

99.09	18 October 2007	Cash offer for Alcan:
Rio Tinto receives all regulatory approvals for the Alcan Offer

99.10	23 October 2007	Cash offer for Alcan:
Rio Tinto Offer for Alcan successful – Offer extended to November 8, 2007

99.11	24 October 2007	Rio Tinto board:
Rio Tinto board changes

99.12	25 October 2007	Cash offer for Alcan:
Alcan joins Rio Tinto to create global aluminium leader

99.13	26 October 2007	Cash offer for Alcan:
Additional shares acquired

99.14	31 October 2007	Cash offer for Alcan:
Rio Tinto Alcan expands landmark alumina deal

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By Name	/s/ Ben Mathews Ben Mathews	By Name	/s/ Ben Mathews Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	6 November 2007	Date	6 November 2007